Form N-18F-1


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


            NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE
                         INVESTMENT COMPANY ACT OF 1940


     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this notification of election.

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Memphis and the State of Tennessee on the 30th day of March, 2007.

Attest:                                     CENTURION INVESTMENT TRUST


/s/ Tina H. Bloom                           /s/ David C. Lenoir
    Tina H. Bloom                               David C. Lenoir
    Assistant Secretary                         President